UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            NETFABRIC HOLDINGS, INC.
                            -------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    64111Y107
                                 (CUSIP Number)


                            NetFabric Holdings, Inc.
                               Three Stewart Court
                               Denville, NJ 07834
        Attention: Jeffrey Robinson, Chairman and Chief Executive Officer
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    2/13/2006
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 197351208                                            Page 2 of 6 Pages
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         1    NAME OF REPORTING PERSONS                           Faisal J. Syed
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
         3    SEC USE ONLY
--------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*     [OO]
--------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  |_|
--------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION                    Canada
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER                              13,238,462
SHARES            --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                            -0-
OWNED BY          --------------------------------------------------------------
THE               9    SOLE DISPOSITIVE POWER                         13,238,462
REPORTING         --------------------------------------------------------------
PERSON WITH       10   SHARED DISPOSITIVE POWER                       -0-

--------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  13,238,462
              THE REPORTING PERSON
--------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGREGATE AMOUNT IN ROW                 |_|
              (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.2 %
--------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*                               IND
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D"), relates to common stock, par value $.001 ("Common Stock") of NetFabric Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Three Stewart Court, Denville, NJ 07834.


ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Faisal J. Syed ("Mr. Syed"). The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

(b)-(c) Mr. Syed is a natural person, and his principal occupation is a serial entrepreneur. The address of his principal office and principal place of business is 12 Kings Brook Court, Mendham, NJ 07945.


(d)-(e) During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Syed is a Canadian citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 13, 2006, Mr. Syed acquired 3,600,000 shares of capital stock of the Issuer from the Issuer. On February 13, 2006, Issuer entered into an agreement (the "Amendment") to amend the terms of the Share Exchange Agreement (the "Agreement") by and among the Issuer, UCA Services, Inc. ("UCA") and the UCA Shareholders, dated May 20, 2005. Pursuant to the Amendment, the Issuer issued 3,600,000 shares to Mr. Syed. In return, the former shareholders of UCA released the Issuer from the capital raising covenant of the Share Exchange Agreement. To facilitate the transaction, Mr. Jeff Robinson, the CEO of the Issuer, surrendered to the Issuer nine million shares of the Issuer's common stock.


ITEM 4. PURPOSE OF TRANSACTION.

Mr. Syed acquired the securities of the Company for general investment purposes. Mr. Syed is not a party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Syed retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law.

Except as set forth above, there are no plans or proposals which the Reporting Person may have which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (d) any other material change in the Issuer's business or corporate structure.

         (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

         (f) any other material changes in the Issuer's business or corporate structure.

         (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

         h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for the number of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Amendment of The Share Exchange Agreement dated February 13, 2006 by and among NetFabric Holdings, Inc. UCA Services, Inc. and UCA Shareholders.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:  February 28, 2006



                                               By:    /s/ Faisal J. Syed
                                               ---------------------------------
                                               Name:  Faisal J. Syed

                                    EXHIBIT 1



                            NETFABRIC HOLDINGS, INC.



                                                               February 13, 2006



To The UCA Shareholders Listed Below (the "UCA Shareholders"):

         Re:  Amendment of The Share Exchange Agreement

         This letter Agreement (the "Amendment") sets forth the terms and conditions relating to the amendment of the Share Exchange Agreement (the "Agreement") by and among NetFabric, Inc., a Delaware corporation (the "Company"), UCA Services, Inc. and the UCA Shareholders, dated May 20, 2005 with regard to an adjustment of the consideration in the Share Exchange Agreement.

         A dispute has arisen with regard to the Company's satisfaction of the covenant regarding the raising of additional equity financing.

         The Company, UCA Services, Inc. and each of the UCA Shareholders hereby agrees to amend the Agreement as a price adjustment to issue to the UCA Shareholders an aggregate of 9 million shares to be divided as set forth below.

         Each UCA Shareholder, separately and only with respect to themselves, represents and warrants to the Company that:

         The UCA Shareholder has the full power and authority to enter into this Amendment and to acquire the Shares, and that the UCA Shareholder's execution, delivery and performance under this Amendment has been duly authorized by all necessary action. This Amendment constitutes the valid and binding obligations of the UCA Shareholder, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, securities or other laws or policies relating to or affecting creditors' rights or the enforcement of indemnification obligations or by general principles of equity.

         The UCA Shareholder understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act of 1933, as amended (the "Securities Act"), based in part upon the UCA Shareholder's representations contained in the Amendment, including, without limitation, that the UCA Shareholder is an "accredited investor" within the meaning of Regulation D under the Securities Act. Each UCA Shareholder is acquiring the Shares for such UCA Shareholder's own account for investment purposes only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution. The UCA Shareholder represents that it has the capacity to evaluate the merits and risks of its investment in the Shares and to protect its own interests in connection with the transactions contemplated in this Amendment.

         The Shares are restricted securities and the certificates to be issued to the UCA Shareholders representing such Shares shall bear a restrictive legend. Accordingly, the UCA Shareholder must bear the economic risk of this investment until the Shares are sold pursuant to: (i) an effective registration statement under the Securities Act; or (ii) an exemption from registration is available with respect to such sale.

         The Company represents and warrants that it has the full power and authority to enter into this Amendment and to transfer the Shares, and that Robinson's execution, delivery and performance under this Amendment has been duly authorized by all necessary action. This Amendment constitutes the valid and binding obligations of the Company, enforceable against it in accordance with its respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, securities or other laws or policies relating to or affecting creditors' rights or the enforcement of indemnification obligations or by general principles of equity.

         This Amendment with attachment sets forth the entire agreement between the parties hereto as to the subject matter herein, and cannot be amended, modified or terminated except by an agreement in writing executed by the parties hereto. In the event that any provision of this Amendment is invalid, illegal or unenforceable, the remainder of hereof shall be construed without taking into effect such invalid, illegal or unenforceable provision. This Amendment shall be governed by the laws of the State of New Jersey without regard to the principles of the conflicts of laws. This Amendment may be executed in several counterparts or by separate instruments and by facsimile transmission, and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

         Please signify your agreement to the foregoing by executing and returning the duplicate of this letter by fax to Robinson. You may retain the original for your files.

                                      Very truly yours,



                                      By: /s/ Jeff Robinson
                                          ---------------------------------
                                          Name:  Jeff Robinson
                                          Title: CEO


                                      UCA Services, Inc.
                                      By:
                                          ---------------------------------
                                          Name:
                                          Title:



AGREED TO AND ACCEPTED THIS
13th DAY OF FEBRUARY 2006

UCA Shareholder:  Faisal Syed

/s/ Faisal Syed
---------------------------------
(sign)

Number of Shares:3,600,000


UCA Shareholder:  Fahad Syed

/s/ Fahad Syed
---------------------------------
(sign)

Number of Shares:1,800,000


UCA Shareholder:  Mohd Asif

/s/ Mohd Asif
---------------------------------
(sign)

Number of Shares:3,600,000